UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ______________	Commission File Number ______________

Alignvest Acquisition Corporation
(Exact name of Registrant as specified in its charter)

Ontario, Canada	6770	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

100 King Street West, Suite 7050
Toronto, Ontario M5X 1C7
Canada
(416) 360-8248
(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: Class A Restricted Voting Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes   [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [  ]Yes  [  ]  No

FORWARD LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated by reference into this Registration Statement of Alignvest Acquisition Corporation (the “Registrant”) contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the final long form prospectus dated June 16, 2015 of the Registrant filed as Exhibit 99.17 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. In the future, the Registrant may prepare its financial statements in accordance with United States generally accepted accounting principles.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.67, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.67, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Share Capital” in the Registrant’s Annual Information Form for the fiscal year ended April 30, 2016, attached hereto as Exhibit 99.57 and Note 8 to the Registrant’s financial statements for the year ended April 30, 2016, attached hereto as Exhibit 99.54.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on November 14, 2016, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3582 or Cdn.$1.00 = U.S.$0.7363.

CONTRACTUAL OBLIGATIONS

The following table lists, as of April 30, 2016, information with respect to the Registrant’s known contractual obligations:

Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$-	$-	$-	$-	$-
Capital (Finance) Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$-	$-	$-	$-	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-Term Liabilities Reflected on Balance Sheet	$-	$-	$-	$-	$-
Total	$-	$-	$-	$-	$-

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIGNVEST ACQUISITION CORPORATION

By:	/s/ Sanjil Shah
Name: Sanjil Shah
Title: Chief Financial Officer

Date: November 15, 2016

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Preliminary Long Form Prospectus dated May 22, 2015

99.2	By-Law No.1

99.3	Certificate of Incorporation dated May 11, 2015

99.4	Receipt of the Ontario Securities Commission relating to the Preliminary Long Form Prospectus dated May 22, 2015

99.5	News Release dated May 22, 2015

99.6	Investor Presentation dated June 2015

99.7	Term Sheet dated May 22, 2015

99.8	Blacklined Term Sheet dated June 15, 2015

99.9	Term Sheet dated June 15, 2015

99.10	Investor Presentation dated June 15, 2015

99.11	Articles of Amendment dated June 16, 2015

99.12	Underwriting Agreement dated June 16, 2015

99.13	Undertaking Regarding Material Contracts dated June 16, 2015

99.14	Undertaking Regarding Restricted Securities dated June 16, 2015

99.15	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated June 16, 2015

99.16	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated June 16, 2015

99.17	Final Long Form Prospectus dated June 16, 2015

99.18	Consent letter of Osler, Hoskin & Harcourt LLP relating to the Final Long Form Prospectus dated June 16, 2015

99.19	Consent letter of Stikeman Elliott LLP relating to the Final Long Form Prospectus dated June 16, 2015

99.20	Consent letter of Ernst & Young LLP relating to the filing of the Final Long Form Prospectus dated June 16, 2015

99.21	Blacklined Term Sheet dated June 16, 2015

99.22	Term Sheet dated June 16, 2015

99.23	Receipt of the Ontario Securities Commission relating to the Final Long Form Prospectus dated June 16, 2015

99.24	News Release dated June 17, 2015

99.25	News Release dated June 24, 2015

99.26	Warrant Agency Agreement dated June 24, 2015

99.27	Make Whole Agreement and Undertaking dated June 24, 2015

99.28	Forfeiture and Transfer Restrictions Agreement and Undertaking dated June 24, 2015

99.29	Escrow Agreement dated June 24, 2015

99.30	Early Warning Report dated June 24, 2015

99.31	News Release dated July 7, 2015

99.32	Early Warning Report dated July 7, 2015

99.33	News Release dated July 31, 2015

99.34	Interim Financial Statements for the period ended July 31, 2015

99.35	Management's Discussion and Analysis for the period ended July 31, 2015

99.36	Certification of Interim Filings by CFO dated September 1, 2015

99.37	Certification of Interim Filings by CEO dated September 1, 2015

99.38	News Release dated September 1, 2015

99.39	Interim Financial Statements for the period ended October 31, 2015

99.40	Management's Discussion and Analysis for the period ended October 31, 2015

99.41	Certification of Interim Filings by CFO dated December 7, 2015

99.42	Certification of Interim Filings by CEO dated December 7, 2015

99.43	News release dated December 7, 2015

99.44	Alternative Monthly Report dated February 3, 2016

Exhibit	Description

99.45	Interim Financial Statements for the period ended January 31, 2016

99.46	Management's Discussion and Analysis for the period ended January 31, 2016

99.47	Certification of Interim Filings by CFO dated March 7, 2016

99.48	Certification of Interim Filings by CEO dated March 7, 2016

99.49	News release dated March 7, 2016

99.50	News release dated July 21, 2016

99.51	Management Certification on Form 13-502F1 dated July 21, 2016

99.52	News release dated July 21, 2016

99.53	Management's Discussion and Analysis for the year ended April 30, 2016

99.54	Audited Financial Statements and notes thereto as at April 30, 2016 for the period from inception on May 11, 2015 to April 30, 2016, together with the report of the auditors thereon

99.55	Certification of Annual Filings in connection with filing of Annual Information Form by CFO dated July 21, 2016

99.56	Certification of Annual Filings in connection with filing of Annual Information Form by CEO dated July 21, 2016

99.57	Annual Information Form for the year ended April 30, 2016

99.58	Condensed Interim Financial Statements for the three months ended July 31, 2016

99.59	Management's Discussion and Analysis for the three months ended July 31, 2016

99.60	Certification of Interim Filings by CFO dated September 9, 2016

99.61	Certification of Interim Filings by CEO dated September 9, 2016

99.62	News release dated September 9, 2016

99.63	Investor Presentation

99.64	News release dated November 1, 2016

99.65	Arrangement Agreement between Alignvest Acquisition Corporation and Trilogy International Partners LLC dated November 1, 2016

99.66	Material change report dated November 1, 2016

99.67	Consent of Ernst & Young LLP